Orbis
Grupa Hotelowa

06014314

Warsaw, 2006-05-29

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 10/2006.
Best regards

Krzysztof Gerula

I Vice-President

dlw 6/13

Current report no 10/2006

The Management Board of "Orbis" S.A. with its registered address in Warsaw informs that an Annual General Meeting of "Orbis" S.A. Shareholders is hereby convened for June 28, 2006, at 11 a.m., in the corporate headquarters of the Company at 16, Bracka street in Warsaw, Poland, with the following agenda:

1. Opening of the General Meeting of Shareholders and election of its Chairperson.
2. Confirming that the General Meeting of Shareholders has been properly convened and that it is capable of adopting valid resolutions.
3. Election of the ballot counting committee.
4. Presentation of written reports of the Supervisory Board on the results of its evaluation of:
   a) financial statements for the financial year ended December 31, 2005, of the Management Board's report as well as of the motion of the Management Board concerning the distribution of profit for the year 2005,
   b) the consolidated financial statements of the Orbis Group for the financial year ended December 31, 2005, and of the Management Board's report.
5. Examination and approval of the Management Board's report on the operations of „Orbis" S.A. for the period from January 1, 2005, up till December 31, 2005.
6. Examination and approval of the financial statements of "Orbis" S.A. for the period from January 1, 2005, up till December 31, 2005.
7. Adopting a resolution concerning distribution of profit for the financial year 2005.
8. Adopting a resolution concerning approval of the consolidated financial statements of the Orbis Group and of the Management Board's report on the operations of the Orbis Group for the financial year 2005.
9. Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2005.
10. Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2005.
11. Adopting a resolution concerning change in remunerations of Supervisory Board members.
12. Adopting a resolution concerning determining the conditions of additional remunerations for members of Orbis S.A. Supervisory Board who have been elected members of the Orbis S.A. Supervisory Board Audit Committee or Orbis S.A. Supervisory Board Remunerations Committee.
13. Adopting a resolution concerning sale of the "Beskid" Hotel located in Nowy Sącz, at 1, Limanowskiego street.
14. Closing the General Meeting of Shareholders.

The Management Board hereby informs that participation in the General Meeting of Shareholders shall be conditional upon depositing registered share deposit certificates with the Company at the latest one week prior to the General Meeting of Shareholders. Registered share deposit certificates shall be deposited in the Orbis S.A. Head Office at 16, Bracka street in Warsaw, Poland (stand next to the reception desk at the ground floor) from 10:00 a.m. till 4:00 p.m. until June 20, 2006.